UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2017 Preliminary Results (Unaudited)
23 February 2018	Pearson, the world’s learning company, announces its preliminary full year results for 2017.
Highlights
Operating performance on track
● 2017 adjusted operating profit of £576m is at the top end of our upwardly-revised October 2017 guidance range, adjusting for currency movements.
● Adjusted earnings per share of 54.1p is above the October 2017 guidance range of 49.0p-52.0p reflecting strong profitability, a lower than expected tax rate of 11.1% and after a net interest charge of £79m.
● Total underlying revenues declined 2%, in line with the performance in the nine-months, due to a decline of 4% in North America partly offset by stabilisation in Core and Growth.
● Statutory operating profit for the year was £451m (2016: a loss of £2,497m).
● Strong cash flow with cash conversion at 116%.
● Robust financial position with net debt of £0.4bn (2016: £1.1bn) benefiting from strong cash flow and the proceeds of disposals in 2017. Reduced leverage at 0.6x net debt to EBITDA (2016:1.4x).
● Returned £153m of capital (repurchasing 22m shares) to 31 December 2017 via the £300m share buyback announced on 17 October 2017. The buyback was completed on 16 February 2018 repurchasing a total of 42.8m shares at an average price of 700p.
● The Board proposes a final dividend of 12p (2016: 34p), which equates to a full year dividend of 17p (2016: 52p).
● As a result of our strategic review announced in May 2017 we are now classifying US K12 courseware as held-for-sale.
● In March, Pearson will publish the first of our fully audited efficacy reports into a series of key products.

John Fallon, Chief Executive said:
“Pearson has made good progress against its strategic priorities in 2017 with further simplification of the portfolio, strengthening of our balance sheet and delivering results at the top end of guidance. We are confident we will make further progress against our strategic priorities and grow underlying profit in 2018.”

Financial Summary
£m	2017	2016	Headline growth	CER growth	Underlying growth
Business performance
Sales	4,513	4,552	(1)%	(4)%	(2)%
Adjusted operating profit	576	635	(9)%	(13)%	(9)%
Operating cash flow	669	663	1%
Adjusted earnings per share	54.1p	58.8p	(8)%
Dividend per share	17p	52p	(67)%
Net debt	(432)	(1,092)	60%
Statutory results
Sales	4,513	4,552	(1)%	(4)%	(2)%
Operating profit/(loss)	451	(2,497)	n/a
Profit/(loss) for the year	408	(2,335)	n/a
Cash generated from operations	462	522	(11)%
Basic earnings / loss per share	49.9p	(286.8)p	n/a

Throughout this announcement: a) Growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude both currency movements and portfolio changes. b) The ‘business performance’ measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7, and 17.

Progress on our strategic priorities
During 2017 we made good progress on our strategic priorities of digital transformation, investing in structural growth and simplification as we become a leaner and more agile business.

Grow market share through digital transformation
●　We have historically provided a measure of digital and services revenue for Pearson. On that basis, digital and services revenues grew to 69% of sales in 2017, up from 68% in 2016, with c.10% of our revenues derived from non-digital services.
●　We are today giving further transparency on our digital transformation with an additional view showing our revenues split between three categories: digital (32%), digitally enabled (27%) and non-digital (41%). US higher education digital courseware revenue grew by 9% to become the majority of our revenues  in this segment, although in 2017 this growth was more than offset by the anticipated continuation of underlying market pressures on our print courseware revenue.
● US higher education digital courseware revenue grew by 9% to become the majority of our revenues in this segment, although in 2017 this growth was more than offset by the anticipated continuation of underlying market pressures on our print courseware revenue.
● We continue to focus on Inclusive Access (Direct Digital Access) solutions, signing 210 new institutions in 2017 taking the total to over 500 institutions. During the year, we delivered over 1m course enrolments in this way rising to c.5% of our higher education courseware revenue.
● We’ve reduced the rental price of 2,000 eBook titles and have seen revenues rise by 22% during the year. Furthermore, we saw early success with our print rental pilot which started in Fall 2017, and we expect to expand the number of titles to around 130 in Spring 2018.
● We have continued to invest in the Global Learning Platform (GLP) and our innovative product and feature pipeline. Over the next 12 months we will launch pilot versions of new Developmental Math courseware and an enhanced Revel platform based on the GLP.
● US student assessment saw growth of 7% in the volume of digital tests.
● BTEC registrations in Core student assessment and qualifications stabilised in 2017 following a period of policy change.

Invest in structural growth markets +8% OPM course enrolments +6% Connections FTE enrolments +1% VUE test volumes +67% PTE test volumes
● Online Program Management (OPM), virtual schools (Connections Education), Professional Certification (VUE) and English are our biggest growth opportunities. These are structurally growing markets, which drive recurring revenue streams, which accounted for around 33% of our 2017 revenues excluding Wall Street English (WSE), GEDU and US K12 courseware.
● OPM and Connections Education both delivered good enrolment growth partially offset by contract exits and in-sourcing, but ended the year with strong pipelines that set them up for growth in 2018 and beyond.
● VUE signed over 50 new contracts in 2017 including a ten-year contract with the Association of American Medical Colleges (AAMC) to administer the Medical College Admission Test (MCAT).
● English - Pearson Test of English (PTE) grew global volumes by 67%. English courseware declined slightly as gains in Growth were offset by declines in Core and North America ahead of new product introductions. Revenues in our English school franchise business in Brazil declined as a result of macroeconomic pressure.

Become simpler and more efficient
Simplification
● We completed the sales of Global Education (GEDU) and a 22% stake in Penguin Random House and announced that we had signed an agreement to sell WSE.
● We are today announcing that our US K12 courseware business is held for sale and we are in discussions with potential buyers regarding a disposal of the business.

£300m Cost efficiency opportunity
Restructuring
● The efficiency programme that we presented in August 2017 is on track to deliver £300m of annualised cost savings by 20202.
● We are making faster progress than expected in some areas and this is reflected in the phasing of costs and benefits. Restructuring costs in 2017 were around £80m, slightly higher than our guided £70m and we now expect restructuring costs of £90m in 2018 and £130m in 2019 with further incremental savings, building on the £15m delivered in 2017, of £80m in 2018, £105m in 2019 and £100m impacting 2020.
● Many of the savings will come from the simplification of our technology architecture which allows the increased use of shared service centres enabling us to standardise processes and reduce headcount. That, in turn, facilitates opportunities such as the greater centralisation of procurement and the reduction in the number of our office locations.

2018 Outlook
In 2018, we expect to report adjusted operating profit of between £520m and £560m and adjusted earnings per share of 49p to 53p (including businesses held for sale.) The base for 2018 adjusted operating profit guidance is 2017 adjusted operating profit of £510m, being £576m less the full year impacts of disposals made in 2017 (£44m) and less favourable exchange rates at 31 December 2017 (£22m).

Board change
Pearson announces that Harish Manwani, a non-executive director of Pearson since 2013, is retiring from the board at the Annual General Meeting in May, and will not be seeking re-election, in anticipation of his future commitments.

Pearson’s chairman Sidney Taurel said:
“The board joins me in thanking Harish for his commitment and invaluable contribution to Pearson. He has brought considerable experience, particularly in the terms of change management and organisation structure, emerging markets and consumer products and has helped us to focus our strategic thinking.  We wish Harish all the best in his future endeavours.”

Contacts
Investor Relations	Jo Russell, Tom Waldron, Anjali Kotak	+44 (0) 207 010 2310
Media	Tom Steiner	+44 (0) 207 010 2310
Webcast details	Analyst and investor webcast details: Pearson’s results presentation for investors and analysts will be audiocast live today from 0900 (GMT) via www.pearson.com.

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson’s strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson’s present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson’s control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson’s publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson’s latest annual report and accounts, which can be found on its website (www.pearson.com/corporate/investors.html). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

Financial Overview
Profit & loss statement. In 2017, Pearson’s sales decreased by £39m in headline terms to £4,513m. Adjusted operating profit fell £59m to £576m (2016: £635m).

Currency movements, primarily from the depreciation of Sterling against the US Dollar and other currencies during the period, increased sales by £126m and operating profits by £23m.

The effect of disposals reduced sales by £54m and continuing adjusted operating profits by £24m.

Stripping out the impact of portfolio changes and currency movements, revenues were down 2% in underlying terms while adjusted operating profit fell £58m or 9%.

Trading contributed £58m to this decline in adjusted operating profit, other operating factors including increased amortisation expense and staff incentive contributed £95m to the decline and cost inflation, an estimated £55m. This was partly offset by a £150m year on year benefit from restructuring savings.

Net interest payable in 2017 was £79m, compared to £59m in 2016. The increase was primarily due to additional charges relating to the early redemption of various bonds during the year and higher US interest rates.

Our adjusted tax rate in 2017 was 11.1% (2016: 16.5%). The decrease in tax rate was primarily due to uncertain tax position provision releases following the expiry of the relevant statutes of limitation.

Adjusted earnings per share were 54.1p (2016: 58.8p).

Cash generation. Operating cash flow rose by 1% in headline terms, despite a decrease adjusted in operating profit, driven by a strong cash conversion of 116% driven by tight working capital control, strong collections and high PRH cash dividends.

Return on invested capital. On a gross3 basis ROIC decreased from 5.0% in 2016 to 4.3% in 2017 and from 7.2% in 2016 to 6.2% in 2017 on a net4 basis. The movement largely reflects lower profit in the year and increased tax payments.

Statutory results. Our statutory profit from continuing operations of £451m in 2017 compares to a loss of £2,497m in 2016. The loss in 2016 is mainly attributable to an impairment charge to North American goodwill and the higher level of restructuring spend.

Capital allocation. Our capital allocation policy remains unchanged: to maintain a strong balance sheet and a solid investment grade rating, to continue to invest in the business, to have a sustainable and progressive dividend policy, and to return surplus cash to our shareholders.

Balance sheet. Net debt to EBITDA was 0.6x (or 2.1x on a simplified credit agency view adjusting for leases and other items). Net debt decreased to £432m (2016: £1,092m) reflecting disposal proceeds, operating cash flow and a benefit from the weakening of the US Dollar relative to Sterling, partially offset by restructuring costs, pension contributions including amounts related to agreements regarding the disposals of the FT and Penguin, interest, tax, dividend payments and the share buyback.

During 2017, we took steps to reduce our level of gross debt and optimise our balance sheet, successfully executing market tenders repurchasing $383m of our $500m 3.75% US Dollar Notes due 2022 and $406m of our $500m 3.25% US Dollar Notes due 2023. In addition, we redeemed the $300m 4.625% Senior Notes due June 2018 and the $550m 6.25% Notes due May 2018.

During January 2018, we also successfully repurchased a total of $569m of debt at an average interest rate of around 2.5% by tendering for €250m of our Euro 1.875% Notes due May 2021 and €200m of our Euro 1.375% Notes due May 2025 and cancelling the associated currency swaps.

Pension plan. The overall surplus on the UK Group pension plan of £158m at the end of 2016 has increased to a surplus of £545m at the end of 2017. The increase has arisen due to increased contributions including £227m as part of the agreements relating to the PRH merger in 2013 and FT Group sale in 2015, together with the impact of favourable movements in assumptions.

Our UK Pension Plan used its strong funding position to purchase two insurance buy-in policies with Legal & General and Aviva, covering approximately £1.2bn (one third) of its total liabilities. This put the Plan in an even stronger position and substantially reduced Pearson's future pension funding risk, at no further cost to the company.

Dividend. In line with our policy, the Board is proposing a final dividend of 12p (2016: 34p) which results in an overall dividend of 17p (2016: 52p) subject to shareholder approval.

Share buyback. We launched a £300m share buyback, beginning on 18 October 2017 utilising part of the proceeds from the disposal of a 22% stake in Penguin Random House. We completed the programme on 16 February 2018.

Businesses held for sale. Following the decision to sell both WSE and the K12 school courseware business in the US, the assets and liabilities of those businesses have been classified as held for sale on the balance sheet at 31 December 2017.

2018 Outlook
2017 has been a year of progress for Pearson, delivering adjusted operating profit at the top end of our guidance range and continuing to invest in the digital transformation and simplification of the company. We expect to make further progress in 2018, with underlying profit growth, reporting adjusted operating profit of between £520m and £560m and adjusted earnings per share of 49p to 53p. This reflects our portfolio and exchange rates as at 31 December 2017 and the following factors:

Trading. We expect ongoing headwinds in our US higher education courseware to be offset by improving conditions in our other businesses.

Portfolio changes. We completed the sale of a 22% stake in Penguin Random House and our Chinese English test-prep business GEDU in 2017. The annualised impact of these disposals will reduce 2018 operating profit by £44m. We expect to complete the disposal of WSE and our stake in Mexican joint-venture Utel in the first-half of 2018 and have today announced that we have concluded the strategic review of our US K12 courseware business and have classified the business as held for sale. WSE contributed £195m to 2017 sales and WSE and Utel contributed £5m to 2017 adjusted operating profit and £5m to statutory profit. US K12 courseware is expected to contribute £385m to 2018 sales and around £11m to 2018 operating profit.

Other operational factors, incentive and inflation. Our 2018 guidance incorporates cost inflation of c.£50m together with other operational factors and incentives of £30m.

Restructuring benefits. We expect incremental in-year benefits from the 2017-2019 restructuring programme of £80m in 2018. Exceptional restructuring costs of £90m will continue to be excluded from adjusted operating profit.

Interest & Tax. We expect a 2018 net interest charge of c.£45m and a tax rate of 20%.

Currency. In 2017, Pearson generated approximately 61% of its sales in the US, 7% in Greater China, 5% in the Euro zone, 3% in Brazil, 3% in Canada, 3% in Australia, 2% in South Africa and 1% in India and our guidance is based on exchange rates at 31 December 2017.

We calculate that a 5c move in the in the US Dollar exchange rate to Sterling would impact adjusted EPS by around 2p to 2.5p.

Notes:
1. Digital includes products such as digital courseware and eBooks and digital services such as OPM and virtual schools. An example of Digitally-enabled would be professional certification services built around the administration of computer based tests, but in physical centres that ensure the security of the test. Non-digital includes our print products, and also non-digital services such as CTI our university in South Africa.
2 A significant part of these costs and savings are US Dollar denominated and other non-Sterling currencies and are therefore subject to exchange rate movements over the implementation timeframe.
3 Gross ROIC is a non-GAAP measure and has been disclosed as it is part of Pearson’s key business performance measures. ROIC is used to track investment returns and to help inform capital allocation decisions within the business. Average values for total invested capital are calculated as the average monthly balance for the year.
4Net ROIC. For the first time in 2017 we have presented ROIC on a net basis after removing impaired goodwill from the invested capital balance. The net approach assumes that goodwill that has been impaired is treated in a similar fashion to goodwill disposed as it is no longer being used to generate returns.

Operational review – Geography

£ millions	2017	2016	Headline growth	CER growth	Underlying growth
Sales
North America	2,929	2,981	(2)%	(4)%	(4)%
Core	815	803	1%	(1)%	0%
Growth	769	768	0%	(4)%	0%
Total sales	4,513	4,552	(1)%	(4)%	(2)%

Adjusted operating profit
North America	394	420	(6)%	(10)%	(10)%
Core	50	57	(12)%	(14)%	(14)%
Growth	38	29	31%	17%	3%
Penguin Random House	94	129	(27)%	(29)%	(8)%
Total adjusted operating profit	576	635	(9)%	(13)%	(9)%

See note 2 in the consolidated financial statements for the reconciliation to the equivalent statutory measures.

North America (65% of revenues)
Revenues declined 4% in underlying terms, primarily due to anticipated declines in higher education and school courseware, school assessment, and Learning Studio, a learning management system we are retiring.

North American higher education courseware fell 3%. School courseware fell high single digits, impacted by a lower adoption participation rate and weak Open Territory sales in the second half of the year. School assessment declined high-single digits, due to previously announced contract losses. Learning Studio revenues continued to decline as we move towards the retirement of the product in 2019. Offsetting that we saw modest growth in both virtual schools and Online Program Management (OPM) due to good underlying volume growth partially offset by some contract exits and in-sourcing. Revenues in North American Professional Certification were flat on phasing of new contracts and a slowdown in IT certification late in 2017.

Adjusted operating profits fell 10% in underlying terms, due primarily to the impact of lower sales and other operating factors partially offset by restructuring savings.

Courseware
In school, revenue declined high single digits primarily due to sharp declines across Open Territory states in the second half of the year. This was partially offset by growth in Adoption state revenues where strong performance in Texas Grades K-12 Spanish, Indiana Grades K-12 Science and South Carolina Grades 6-8 Science outweighed a lower adoption participation rate resulting from our decision not to compete for the California Grades K-8 English Language Arts (ELA) adoption with a core basal programme.

Our new adoption participation rate fell to 61% from 64% in 2016. We won an estimated 38% share of adoptions competed for (30% in 2016) and 29% of total new adoption expenditure of $365m (19% of $470m in 2016).

In higher education, total US college enrolments, as reported by the National Student Clearinghouse, fell 1.1%, with combined two-year public and four-year for-profit enrolments declining 2.5%. Enrolment weakness was particularly focused on part-time students where enrolment declined 3.3%, a bigger decline than in any of the last five years. Full-time enrolment grew 0.3%, the first expansion since Fall 2010.

Net revenues in our higher education courseware business declined 3% during the year. We estimate around 2% of this decline was driven by lower enrolment; just over 1% from the adoption of Open Educational Resources (OER); around 5% from the secondary market, new initiatives and other factors, primarily the growth in print rental; offset by c.3% benefit from institutional selling and the shift to digital and a 2% benefit in 2017 from lower returns by the channel.

In 2017, Pearson’s US higher education courseware market share, as reported by MPI, was in the upper half of the c40-41.5% range seen over the last five years.

During 2017 we performed strongly in Statistics and Business Statistics, Biology and Accounting. Statistics benefited from the popularity of “best in class” learning application StatCrunch, Biology from the success of Campbell Biology 11e and MasteringBiology, and Accounting from the success of Miller-Nobles Horngren Accounting 11e and MyAccountingLab. This was offset by weakness in Information Technology, particularly in the for-profit sector and continued softness in Developmental Mathematics.

Digital revenues grew 9% benefiting from continued growth in direct sales, favourable mix and selected price increases. Global digital registrations of MyLab and related products fell 1%. In North America, digital registrations fell 3% with good growth in Science, Business & Economics and Revel offset by lower overall enrolment and continued softness in Developmental Mathematics. Revel registrations grew more than 50%. Including stand-alone e-book registrations, total North American digital registrations were flat.

The actions announced in early 2017 to promote access over ownership met with success. We reduced the rental price of 2,000 eBook titles and saw, eBook revenues increase more than 20% in response. Our print rental programme has had a successful start, and we have added more than 90 further titles. In institutional courseware solutions we signed 210 institutions to our Inclusive Access (Direct Digital Access, DDA) solutions, taking the total to over 500. During the year, we delivered over 1m course enrolments with inclusive access rising to c.5% of our higher education revenue as more colleges and faculties see the benefit of this model.

Assessment
In school assessment (State and National assessments), revenues declined high single digits due to previously announced contract losses.

Colorado announced in June 2017 they will be leaving the PARCC consortium after the 17/18 school year. Pearson won the subsequent bid to deliver ELA, Math, Science, and Social Studies for at least the next six years.

Pearson secured contract extensions in Virginia, Indiana, Arizona, Minnesota, Puerto Rico, Kentucky, New York City and North Carolina and for the National Assessment of Educational Progress.

We delivered 25.3m standardised online tests to K12 students, up 7% from 2016. TestNav 8, Pearson’s next-generation online test platform, supported a peak load of 752,000 tests in a single day and provided 99.99% up time. Our AI scoring systems scored 35m responses to open-ended test items, around 30% of the total. Paper based standardised test volumes fell 7% to 20.4m.

In Professional Certification, VUE global test volume rose 1% to over 15m. Revenues in North America were flat, with continued growth in certification for professional bodies, offset by modest declines in US teacher certification and the GED High School Equivalency Test, after strong performance last year, and by weakness in higher level IT certifications in the second half.

We signed over 50 new contracts in 2017 including a ten-year contract with the (AAMC) to administer the MCAT, and contracts with ExxonMobil for five years and the Project Management Institute for four years. Our renewal rate on existing contracts continues to be over 95%. During the year we renewed over 50 contracts including the American Board of Internal Medicine (ABIM) for nine years, Florida Teacher Licensure Assessments for five years, Pharmacy Technician Certification Board (PTCB) for five years, and The Institute of Internal Auditors for four years.

Clinical assessment sales declined slightly on an absence of new major product introductions. Q-Interactive, Pearson's digital solution for Clinical Assessment administration, saw continued strong growth in license sales with sub-test administrations up more than 33% over the same period last year.

Services
Connections Education our virtual school business, served nearly 78,000 Full Time Equivalent students through full-time virtual and blended school programs, up 6% on last year.

Two new full-time online, state-wide, partner schools opened for the 2017-18 school year. Enrolment growth from new and existing schools was partially offset by the termination of a school partnership at the end of the 2016-2017 school year.

Revenues grew modestly as enrolment growth was partially offset by increased in-sourcing, as some partners took non-core services in-house.

Enrolment and revenue is expected to grow in 2018 as growth in existing school partnerships and the opening of new partner schools for the 2018-19 school year offsets the termination of two further contracts and the in-sourcing of services by some customers.

The 2017 Connections Academy Parent Satisfaction Survey showed strong results with 92% of families with students enrolled in full-time online partner schools stating they would recommend the schools to others and 95% agreeing that the curriculum is of high quality. Results from the survey are available at pear.sn/HPTn30dCNHH.

In Pearson Online Services, revenues declined high single digits, primarily due to a decline in Learning Studio revenues as we retire the product and the restructuring of smaller non-OPM contracts. Learning Studio declined by just over 50% to a revenue contribution of £11m in 2017. In OPM, we grew revenues modestly as course enrolments grew strongly, up 8% to more than 341,000, boosted by good growth and program extensions at key partners including Arizona State University Online, Maryville University, Rutgers University and University of Alabama at Birmingham and from new partners, partially offset by contract exits.

We signed 45 multi-year programs in 2017 renewed 19 programs and launched 14 new programs at partners including Maryville University, Duquesne University and Ohio University. During the year we also agreed the termination of nine programs that were not mutually viable and did not renew a further six programs.

Brinker International, Inc. (NYSE: EAT), one of the world's leading casual dining restaurant companies and owner of Chili's® Grill & Bar and Maggiano’s Little Italy®, with over 1,600 owned, operated and franchised restaurant locations, partnered with Pearson to launch a comprehensive employer-education program Best You EDU that provides free educational opportunities to Brinker employees including foundational, GED and Associate Degree programs.

2018 Outlook
In US higher education courseware, we expect revenues to be flat to down mid-single digit percent as similar pressures seen in the last two years continue with lower college enrolments, increased use of OER and attrition from growth in the secondary market driven by print rental, are partially offset by growth in digital revenues, benefits from our actions to promote access over ownership and a continued normalisation of channel returns behaviour.

Evidence of a marginally slower rate of decline in US student enrolment together with slightly lower than expected attrition from OER in 2017, mean that we are now planning for an underlying decline in demand of around 6% in US higher education courseware, slightly improved from our prior range of 6% to 7%.

We expect stable testing revenues in North America student assessment as new contracts offset a continued contraction in revenue associated with our PARCC contract.

Connections Education is expected to grow modestly as new partner school openings and good growth in enrolment is partially offset by in-sourcing of non-core services by some partners and contract exits. North American Online Program Management is expected to see modest growth in revenue as investment in new programs begin to ramp up. Professional certification is expected to grow revenues in the mid-single digits benefiting from new contracts, including our nationwide contract with the AAMC.

Core (18% of revenues)
Revenues grew 1% in headline terms, were down 1% at CER and flat on underlying terms, primarily due to growth in OPM in the UK and Australia and growth in Pearson Test of English offset by declines in school, higher education, English courseware and student assessment and qualifications.

Adjusted operating profit declined 14%, or £8m, in underlying terms due to revenue mix, investment in new products and services and business exits, partially offset by restructuring savings.

Courseware
Courseware revenues declined moderately. In school, revenues declined in Australia, due to market contraction in the primary sector partly offset by slight growth in secondary, and declines in smaller markets in Europe and Africa. In higher education, revenues were down slightly due to declines in smaller markets, whilst in Australia and the UK an increase in direct to institution sales and a further shift to digital offset declines in traditional textbook sales. In English, there were declines in smaller markets.

Assessment
In student assessment and qualifications, revenues declined mid-single digits primarily due to lower AS level, iGCSE and Apprenticeship volumes as a result of policy changes. BTEC revenues also declined modestly as revenues recognised in 2017 lagged the greater stability we have seen in registrations and billed revenue in the year. We successfully delivered the National Curriculum Test for 2017, marking 3.5m scripts, up slightly from 2016.

Clinical assessment grew strongly with revenues benefiting from strong growth in the new editions of the Wechsler Intelligence Scale for Children (WISC-V) and the Clinical Evaluation of Language Fundamentals (CELF-5).

Pearson Test of English (PTE) saw continued strong growth in test volumes, which rose 84% from 2016, driven primarily by its use to support visa applications to the Australian Department of Immigration and Border Protection and good growth in New Zealand.

In Professional certification, revenues were flat as the impact of last year’s renegotiated terms of the UK Driving Theory test for the DVSA was offset by growth from new and existing contracts.

Services
In higher education services, revenues grew strongly. Our OPM revenues were up 33%. In Australia, we saw good growth due to our successful partnership with Monash University, and continued success of the Graduate Diploma in Psychology. We have a total of c.9,300 course registrations across the seven programs in Australia up from c.6,900 in 2016. In the UK, we launched five new programs in addition to the two launched in 2016. UK course registrations grew, reaching c.1,400 compared to c.370 in 2016.

English services grew, with strong growth in WSE Italy, due to the opening of new centres in 2015 and 2016, partially offset by declines in Japan.

2018 Outlook
In Core, we are expecting modest growth driven by our recent investments in student assessment and qualifications, where we are offering new products and services of considerably greater value, along with continued growth in PTE and OPM with 10 new program launches in the UK, and growth in existing programs in Australia.

Growth (17% of revenues)
Revenues were flat in both headline and underlying terms due to growth in China, school courseware in South Africa and Pearson Test of English, offset by declines in higher education services primarily due to lower enrolment at CTI and business disposals in India, and declines in Brazil. Revenues were down 4% at CER due to the disposal of GEDU.

Adjusted operating profit increased 3% in underlying terms, reflecting the higher revenues in China, South Africa school courseware and PTE in India, together with the benefits of restructuring, partially offset by lower revenues in Brazil.

Courseware	Courseware revenues grew moderately, due to strong growth in school textbook sales in South Africa and English language courseware in China, partially offset by weakness in Brazil.
Services
In English services, growth in Wall Street English in China, due to new centre openings, was offset by declines in Brazil due to macroeconomic pressures.

In school services, revenue fell, with student enrolment in our sistemas business in Brazil falling 14% primarily due to NAME, our public sistema, where we took the strategic decision to exit two thirds of our contracts with municipalities due to unattractive economic prospects, together with a reduction in student enrolments in our Dom Bosco private sistema due to challenging economic conditions. In India, Pearson MyPedia, an inside service ‘sistema’ solution for schools, expanded to over 500 schools with approximately 157,000 learners.

In higher education services, revenues declined sharply due to a 14% fall in total student enrolment at CTI our university in South Africa driven by the cumulative impact of economic factors in recent years, partially offset by improved new student enrolments in 2017, together with business exits in India.

Assessment	Professional Certification grew strongly. Pearson Test of English saw over 30% growth in the volume of tests taken in India.
2018 Outlook
In our growth markets we expect a modest increase in revenues, with growth in China in ELT products, PTE and in South Africa due to improving enrolments in CTI partially offset by declines in school courseware after a strong 2017. In Brazil, we expect revenue to increase modestly from growth in Wizard and school sistemas, partially offset by declines in government contracts. In India, we expect PTE and MyPedia to continue growing.

Penguin Random House
Following the disposal of a 22% stake on 5 October 2017 Pearson owns 25% of Penguin Random House, the first truly global consumer book publishing company.

Penguin Random House performed in line with our expectations with revenues up slightly on a headline and underlying basis year on year on rising audio sales, broadly stable print sales, and modest ongoing declines in demand for e-books, whilst the business benefitted from bestsellers by Dan Brown, R.J. Palacio, John Grisham, Jamie Oliver, and Dr. Seuss.

2018 Outlook	In Penguin Random House, we anticipate a broadly level publishing performance and expect an annual after-tax contribution of around £60-65m to our adjusted operating profit.

FINANCIAL REVIEW

Operating result

Sales decreased on a headline basis by £39m or 1% from £4,552m in 2016 to £4,513m in 2017 and adjusted operating profit decreased by £59m or 9% from £635m in 2016 to £576m in 2017 (for a reconciliation of this measure see note 2 to the condensed financial statements).

The headline basis compares the reported results. We also present sales and profits on an underlying basis which exclude the effects of exchange and the effect of portfolio changes arising from acquisitions and disposals. Our portfolio change is calculated by taking account of the contribution from acquisitions and by excluding sales and profits made by businesses disposed in either 2016 or 2017. Portfolio changes mainly relate to the closure of our English language schools in Germany and the sale of the Pearson English Business Solutions business in North America during 2016 and the sale of our test preparation business in China and reduction in our equity interest in PRH in 2017. Acquisitions were not significant in either 2016 or 2017.

On an underlying basis, sales decreased by 2% in 2017 compared to 2016 and adjusted operating profit decreased by 9%. Currency movements increased sales by £126m and adjusted operating profit by £23m. Portfolio changes decreased sales by £54m and adjusted operating profit by £24m.

Adjusted operating profit includes the results from discontinued operations when relevant but excludes intangible charges for amortisation and impairment, acquisition related costs, gains and losses arising from acquisitions and disposals and the cost of major restructuring. In 2017 we have excluded the impact of US tax reform on our associate operating profit as outlined in the section on taxation. A summary of these adjustments is included below and in more detail in note 2 to the condensed financial statements.

all figures in £ millions	2017	2016

Operating profit / (loss)	451	(2,497)
Add back: Cost of major restructuring	79	338
Add back: Intangible charges	166	2,769
Add back: Other net gains and losses	(128)	25
Add back: Impact of US tax reform	8	-
Adjusted operating profit	576	635

Amortisation and impairment charges in 2017 were £166m compared to a charge of £2,769m in 2016. The 2016 charge includes an impairment charge to North American goodwill of £2,548m. This charge arose following trading in the final quarter of 2016 and the consequent revision to strategic plans which reflected underlying issues in the North American higher education courseware market that were more severe than had previously been anticipated. These issues related to declining student enrolments, changes in buying patterns of students and correction of inventory levels by distributors and bookshops.

Other net gains of £128m in 2017 largely relate to the sale of our test preparation business in China which resulted in a profit on sale of £44m and the part sale of our share in PRH which resulted in a profit of £96m. Other net losses in 2016 of £25m mainly relate to the closure of our English language schools in Germany and the sale of the Pearson English Business Solutions business in North America.

Total restructuring cost in 2016 amounted to £338m and included costs associated with headcount reductions, property rationalisation and closure or exit from certain systems, platforms, products and supplier and customer relationships. In May 2017, we announced an additional restructuring programme, to run between 2017 and 2019, that will drive further significant cost savings. Costs incurred to date relating to this new programme were £79m at the end of 2017 and related to cost efficiencies in our higher education and enabling functions together with further rationalisation of the property portfolio.

The statutory operating profit from continuing operations of £451m in 2017 compares to a loss of £2,497m in 2016. The loss in 2016 is mainly attributable to the impairment charge to North American goodwill noted above and the higher level of restructuring spend.

Net finance costs

Net interest payable was £79m in 2017, compared to £59m in 2016. The increase was primarily due to higher US interest rates in 2017, additional charges relating to the early redemption of various bonds during the year and some additional interest on tax provisions. In March and November 2017 respectively, the Group redeemed the $550m 6.25% Global dollar bonds and $300m 4.625% US dollar notes, both originally due in 2018. In addition, in August 2017, the Group redeemed $385m out of the $500m 3.75% US dollar notes due in 2022 and $406m out of the $500m 3.25% US dollar notes due in 2023. Although there is a charge in respect of the early redemptions there are partial year savings as a result which have flowed through the income statement in the period since redemption, with the full annualised savings coming through in 2018.

Finance income relating to retirement benefits has been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also included in the statutory definition of net finance costs (but not in our adjusted measure) are interest costs relating to acquisition consideration, foreign exchange and other gains and losses on derivatives. Interest relating to acquisition consideration is excluded from adjusted earnings as it is considered to be part of the acquisition cost rather than being reflective of the underlying financing costs of the Group. Foreign exchange and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity (for more information see note 3 to the condensed financial statements).

In 2017, the total of these items excluded from adjusted earnings was a gain of £49m compared to a loss of £1m in 2016. Finance income relating to retirement benefits decreased from £11m in 2016 to £3m in 2017 reflecting the comparative funding position of the plans at the beginning of each year. This decrease was more than offset by foreign exchange gains on unhedged cash and cash equivalents and other financial instruments that generated losses in 2016. For a reconciliation of the adjusted measure see note 3 to the condensed financial statements.

Taxation

The effective tax rate on adjusted earnings in 2017 was 11.1% compared to an effective rate of 16.5% in 2016. The decrease in tax rate was primarily due to uncertain tax position provision releases following the expiry of the relevant statutes of limitation. For a reconciliation of the adjusted measure see notes 4 and 5 to the condensed financial statements.

The reported tax charge on a statutory basis in 2017 was £13m (3.1%) compared to a benefit of £222m (8.7%) in 2016. The statutory tax benefit in 2016 was mainly due to the release of deferred tax liabilities relating to tax deductible goodwill that was impaired. Operating tax paid in 2017 was £75m compared to £63m in 2016.

As a result of US tax reform, the reported tax charge on a statutory basis includes a benefit from revaluation of deferred tax balances to the reduced federal rate of £5m and a repatriation tax charge of £6m. The Group continues to analyse the detail of the new legislation and this may result in revisions to these impacts.

In addition to the impact on the reported tax charge, the Group’s share of profit from associates was adversely impacted by £8m. The charge has been excluded from our adjusted measures.

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations. The loss on translation of £262m in 2017 compares to a gain in 2016 of £913m and has arisen due to the relative weakness of the US dollar compared to Sterling. A significant proportion of the Group’s operations are based in the US and the US dollar weakened in 2017 from an opening rate of £1:$1.23 to a closing rate at the end of 2017 of £1:$1.35. At the end of 2016 most of the currencies that Pearson is exposed to had strengthened relative to Sterling following the Brexit vote. In 2016 the US dollar had strengthened in comparison to the opening rate moving from £1:$1.47 to £1:$1.23.

Also included in other comprehensive income in 2017 is an actuarial gain of £182m in relation to retirement benefit obligations of the Group and our share of the retirement benefit obligations of PRH. The gain arises from the impact of favourable movements in mortality assumptions, discount rate, member options on retirement and asset returns which offset the impact of the UK plan’s purchase of insurance buy-in policies. The gain in 2017 compares to an actuarial loss in 2016 of £276m.

Cash flows

Our operating cash flow measure is used to align cash flows with our adjusted profit measures (see note 17 to the condensed financial statements). Operating cash flow increased on a headline basis by £6m from £663m in 2016 to £669m in 2017. The increase is also reflected in operating cash conversion (operating cash flow as a percentage of adjusted operating profit) which increased from 104% in 2016 to 116% in 2017. The increase is largely explained by increased dividends from PRH and increased cash collections.

The equivalent statutory measure, net cash generated from operations, was £462m in 2017 compared to £522m in 2016. Compared to operating cash flow, this measure includes restructuring costs and special pension contributions but does not include regular dividends from associates or capital expenditure on property, plant, equipment and software. Restructuring costs paid decreased from £167m in 2016 to £71m in 2017 primarily due to the new restructuring programme only commencing during the second half of 2017. Special pension contributions increased to £227m in 2017 from £90m in 2016. In 2016 the funding was in respect of the FT Group disposal in 2015 and in 2017 related both to the FT Group disposal (£25m) and to agreements relating to the PRH merger in 2013 (£202m).

The Group’s net debt decreased from £1,092m at the end of 2016 to £432m at the end of 2017 as the proceeds from disposals, operating cash flow and the positive effect of exchange rate movements more than offset restructuring spend, tax, interest, pension and dividend payments. The Group’s gross debt was restructured during the year including the repayment of various bonds as detailed in note 15 to the condensed financial statements.

Post-retirement benefits

Pearson operates a variety of pension and post-retirement plans. Our UK Group pension plan has by far the largest defined benefit section. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and retirement benefits amounted to £72m in 2017 (2016: £70m) of which a charge of £75m (2016: £81m) was reported in adjusted operating profit and income of £3m (2016: £11m) was reported against other net finance costs.

The overall surplus on the UK Group pension plan of £158m at the end of 2016 has increased to a surplus of £545m at the end of 2017. The increase has arisen principally due to increased contributions, including the £227m as part of the agreements relating to PRH and FT Group, and due to the impact of favourable movements in assumptions discussed above.

In total, our worldwide net position in respect of pensions and other post-retirement benefits increased from a net asset of £19m at the end of 2016 to a net asset of £441m at the end of 2017.

Dividends

The dividend accounted for in our 2017 financial statements totalling £318m represents the final dividend in respect of 2016 (34.0p) and the interim dividend for 2017 (5.0p). We are proposing a final dividend for 2017 of 12.0p bringing the total paid and payable in respect of 2017 to 17.0p. This final 2017 dividend which was approved by the Board in February 2018, is subject to approval at the forthcoming AGM and will be charged against 2018 profits. For 2017, the dividend is covered 3.2 times by adjusted earnings.

Share buyback

The £300m share buyback programme announced in October 2017 was completed on 16 February 2018. In 2017, our brokers purchased 21m shares at a value of £153m of which £149m had been cancelled at 31 December 2017. Cash payments of £149m had been made in respect of the purchases with the outstanding £4m settlement made at the beginning of January 2018. This £4m together with the remaining value of the buy-back programme (£147m) was recorded as a liability on the balance sheet at 31 December 2017. A further 22m shares were repurchased under the programme in 2018. The shares bought back are being cancelled and the nominal value of these shares is transferred to a capital redemption reserve. The nominal value of shares cancelled at 31 December 2017 was £5m.

Return on invested capital (ROIC)

Our ROIC is calculated as adjusted operating profit less cash tax paid, expressed as a percentage of average gross invested capital. For the first time in 2017 we have presented an additional ROIC measure showing ROIC on a net basis. The net basis removes impaired goodwill from the invested capital balance. The net approach assumes that goodwill which has been impaired is treated in a similar fashion to goodwill disposed as it is no longer being used to generate returns.

On a gross basis ROIC decreased from 5.0% in 2016 to 4.3% in 2017 and from 7.2% in 2016 to 6.2% in 2017 on a net basis. The movement largely reflects lower profit in the year and increased tax payments (see note 18 to the condensed financial statements).

Businesses held for sale

Following the decision to sell both our Wall Street English language teaching business and the K12 school courseware business in the US, the assets and liabilities of those businesses have been classified as held for sale on the balance sheet at 31 December 2017.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2017

all figures in £ millions	note	2017	2016

Continuing operations

Sales	2	4,513	4,552
Cost of goods sold		(2,066)	(2,093)
Gross profit		2,447	2,459

Operating expenses		(2,202)	(2,480)
Other net gains and losses	2	128	(25)
Impairment of intangible assets		-	(2,548)
Share of results of joint ventures and associates		78	97
Operating profit / (loss)	2	451	(2,497)

Finance costs	3	(110)	(97)
Finance income	3	80	37
Profit / (loss) before tax	4	421	(2,557)
Income tax	5	(13)	222
Profit / (loss) for the year		408	(2,335)

Attributable to:
Equity holders of the company		406	(2,337)
Non-controlling interest		2	2

Earnings / (loss) per share (in pence per share)
Basic	6	49.9p	(286.8)p
Diluted	6	49.9p	(286.8)p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2017

all figures in £ millions	2017	2016

Profit / (loss) for the year	408	(2,335)

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group	(158)	910
Net exchange differences on translation of foreign operations – associates	(104)	3
Currency translation adjustment disposed	(51)	-
Attributable tax	9	(5)

Fair value gain on other financial assets	13	-
Attributable tax	(4)	-

Items that are not reclassified to the income statement
Remeasurement of retirement benefit obligations – Group	175	(268)
Remeasurement of retirement benefit obligations – associates	7	(8)
Attributable tax	(42)	58
Other comprehensive (expense) / income for the year	(155)	690

Total comprehensive income / (expense) for the year	253	(1,645)

Attributable to:
Equity holders of the company	251	(1,648)
Non-controlling interest	2	3

CONDENSED CONSOLIDATED BALANCE SHEET
as at 31 December 2017

all figures in £ millions	note	2017	2016

Property, plant and equipment		281	343
Intangible assets	11	2,964	3,442
Investments in joint ventures and associates		398	1,247
Deferred income tax assets		95	451
Financial assets – derivative financial instruments		140	171
Retirement benefit assets		545	158
Other financial assets		77	65
Trade and other receivables		103	104
Non-current assets		4,603	5,981

Intangible assets – pre-publication		741	1,024
Inventories		148	235
Trade and other receivables		1,110	1,357
Financial assets – marketable securities		8	10
Cash and cash equivalents (excluding overdrafts)		518	1,459
Current assets		2,525	4,085

Assets classified as held for sale	10	760	-
Total assets		7,888	10,066

Financial liabilities – borrowings		(1,066)	(2,424)
Financial liabilities – derivative financial instruments		(140)	(264)
Deferred income tax liabilities		(164)	(466)
Retirement benefit obligations		(104)	(139)
Provisions for other liabilities and charges		(55)	(79)
Other liabilities	12	(133)	(422)
Non-current liabilities		(1,662)	(3,794)

Trade and other liabilities	12	(1,342)	(1,629)
Financial liabilities – borrowings		(19)	(44)
Current income tax liabilities		(231)	(224)
Provisions for other liabilities and charges		(25)	(27)
Current liabilities		(1,617)	(1,924)

Liabilities classified as held for sale	10	(588)	-
Total liabilities		(3,867)	(5,718)

Net assets		4,021	4,348

Share capital		200	205
Share premium		2,602	2,597
Treasury shares		(61)	(79)
Reserves		1,272	1,621
Total equity attributable to equity holders of the company		4,013	4,344
Non-controlling interest		8	4
Total equity		4,021	4,348

The condensed consolidated financial statements were approved by the Board on 22 February 2018.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2017

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2017
At 1 January 2017	205	2,597	(79)	-	-	905	716	4,344	4	4,348
Profit for the year	-	-	-	-	-	-	406	406	2	408
Other comprehensive income / (expense)	-	-	-	-	9	(313)	149	(155)	-	(155)
Total comprehensive income / (expense)	-	-	-	-	9	(313)	555	251	2	253
Equity-settled transactions	-	-	-	-	-	-	33	33	-	33
Issue of ordinary shares under share option schemes	-	5	-	-	-	-	-	5	-	5
Buyback of equity	(5)	-	-	5	-	-	(300)	(300)	-	(300)
Purchase of treasury shares	-	-	-	-	-	-	-	-	-	-
Release of treasury shares	-	-	18	-	-	-	(18)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	(2)	(2)	2	-
Dividends	-	-	-	-	-	-	(318)	(318)	-	(318)
At 31 December 2017	200	2,602	(61)	5	9	592	666	4,013	8	4,021

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY continued
for the year ended 31 December 2017

	Equity attributable to equity holders of the company
all figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2016
At 1 January 2016	205	2,590	(72)	-	-	(7)	3,698	6,414	4	6,418
Loss for the year	-	-	-	-	-	-	(2,337)	(2,337)	2	(2,335)
Other comprehensive income / (expense)	-	-	-	-	-	912	(223)	689	1	690
Total comprehensive income / (expense)	-	-	-	-	-	912	(2,560)	(1,648)	3	(1,645)
Equity-settled transactions	-	-	-	-	-	-	22	22	-	22
Issue of ordinary shares under share option schemes	-	7	-	-	-	-	-	7	-	7
Buyback of equity	-	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	(27)	-	-	-	-	(27)	-	(27)
Release of treasury shares	-	-	20	-	-	-	(20)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	(3)	(3)
Dividends	-	-	-	-	-	-	(424)	(424)	-	(424)
At 31 December 2016	205	2,597	(79)	-	-	905	716	4,344	4	4,348

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2017

all figures in £ millions	note	2017	2016

Cash flows from operating activities
Net cash generated from operations	17	462	522
Interest paid		(89)	(67)
Tax paid		(75)	(45)
Net cash generated from operating activities		298	410

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	13	(11)	(15)
Purchase of investments		(3)	(6)
Purchase of property, plant and equipment		(82)	(88)
Purchase of intangible assets		(150)	(157)
Disposal of subsidiaries, net of cash disposed		19	(54)
Proceeds from sale of joint ventures and associates		411	4
Proceeds from sale of investments		-	92
Proceeds from sale of property, plant and equipment		-	4
Proceeds from sale of liquid resources		20	42
Loans (advanced to) / repaid by related parties		(13)	14
Investment in liquid resources		(18)	(24)
Interest received		20	16
Dividends received from joint ventures and associates		458	131
Net cash generated from / (used in) investing activities		651	(41)

Cash flows from financing activities
Proceeds from issue of ordinary shares		5	7
Buyback of equity		(149)	-
Purchase of treasury shares		-	(27)
Proceeds from borrowings		2	4
Repayment of borrowings		(1,294)	(249)
Finance lease principal payments		(5)	(6)
Transactions with non-controlling interest		-	(2)
Dividends paid to company’s shareholders		(318)	(424)
Net cash used in financing activities		(1,759)	(697)

Effects of exchange rate changes on cash and cash equivalents		16	81
Net decrease in cash and cash equivalents		(794)	(247)

Cash and cash equivalents at beginning of year		1,424	1,671
Cash and cash equivalents at end of year		630	1,424

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet. In addition, in 2017, £127m of cash included above has been classified as held for sale on the balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2017

1. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee interpretations as adopted by the European Union (EU). In respect of accounting standards applicable to the Group, there is no difference between EU-adopted IFRS and International Accounting Standards Board (IASB)-adopted IFRS.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2016 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) at fair value.

The Group's forecasts and projections, taking account of reasonably possible changes in trading performance, seasonal working capital requirements and potential acquisition activity, show that the Group should be able to operate within the level of its current committed borrowing facilities. The directors have confirmed that they have a reasonable expectation that the Group has adequate resources to continue in operational existence. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been set out in the 2016 Annual Report.

This preliminary announcement does not constitute the Group’s full financial statements for the year ended 31 December 2017. The Group’s full financial statements will be approved by the Board of Directors and reported on by the auditors in March 2018.  Accordingly, the financial information for 2017 is presented unaudited in the preliminary announcement.

The financial information for the year ended 31 December 2016 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full financial statements for the year ended 31 December 2016 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

The Group will adopt IFRS 15 ’Revenue from Contracts with Customers’ as at 1 January 2018 and apply the modified retrospective approach. Comparatives for 2017 will not be restated and the cumulative impact of adoption will be recognised in retained earnings as at 1 January 2018. Had the Group been applying IFRS 15 during 2017, it is estimated that both sales and profit before tax would have been around £2m higher, with the balance sheet impact at the beginning and end of the year being similar. The impact on sales and profit before tax for 2018 is not expected to be materially different to 2017, assuming a like for like business portfolio. The Group is currently estimating that the cumulative pre-tax impact of adopting IFRS 15 on 1 January 2018 will reduce retained earnings and decrease net assets by around £143m.

The Group will also adopt IFRS 9 ‘Financial Instruments as at 1 January 2018 and apply the new rules retrospectively, with the practical expedients permitted in the standard. Comparatives for 2017 will not be restated. The Group has assessed the impact of adopting IFRS 9 and is expecting the only material adjustment to be a small increase in the provision for losses against trade debtors. The Group does not anticipate the expected credit loss model having a material impact on profit before tax for 2018 unless market conditions or other factors change the outlook for credit losses. The Group is currently estimating its provision for these losses as at 1 January 2018 to increase by around 1% of gross trade debtors as a result of adopting the expected credit loss model for impairments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2017

2. Segment information

The primary segments for management and reporting are Geographies (North America, Core and Growth). In addition, the Group separately discloses the results from the Penguin Random House associate (PRH).

all figures in £ millions	2017	2016

Sales by Geography
North America	2,929	2,981
Core	815	803
Growth	769	768
Total sales	4,513	4,552

Adjusted operating profit by Geography
North America	394	420
Core	50	57
Growth	38	29
PRH	94	129
Total adjusted operating profit	576	635

There were no material inter-segment sales.

Adjusted operating profit is one of the Group’s key business performance measures; it includes the operating profit from the total business including the results of discontinued operations when relevant.

In January 2016, the Group announced that it was embarking on a restructuring programme to simplify the business, reduce costs and position the Group for growth in its major markets. The costs of this programme in 2016 were significant enough to exclude from the adjusted operating profit measure so as to better highlight the underlying performance. A new programme of restructuring, announced in May 2017, began in the second half of 2017 and is expected to drive further significant cost savings. The costs of this new programme have also been excluded from the adjusted operating profit measure for the same reason.

Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are excluded from adjusted operating profit as they distort the performance of the Group. Other net gains of £128m in 2017 largely relate to the sale of our test preparation business in China which resulted in a profit on sale of £44m and the part sale of our share in PRH which resulted in a profit of £96m (see also note 14). In 2016, the net losses in the Core segment mainly relate to the closure of our English language schools in Germany and in the North America segment relate to the sale of the Pearson English Business Solutions business.

Charges relating to acquired intangibles, acquisition costs and movements in contingent acquisition consideration are also excluded from adjusted operating profit when relevant as these items reflect past acquisition activity and do not necessarily reflect the current year performance of the Group. In 2016, intangible charges included an impairment of goodwill in our North American business of £2,548m.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2017

2. Segment information continued

As a result of US tax reform there is an adjustment to the share of profit from associates of £8m in 2017 relating to the revaluation of deferred tax balances. This adjustment has been excluded from our adjusted operating profit (see also note 5).

The following table reconciles adjusted operating profit to operating profit for each of our primary segments.

all figures in £ millions	North America	Core	Growth	PRH	Total

2017
Adjusted operating profit	394	50	38	94	576
Cost of major restructuring	(60)	(11)	(8)	-	(79)
Intangible charges	(89)	(12)	(37)	(28)	(166)
Other net gains and losses	(3)	-	35	96	128
Impact of US tax reform	-	-	-	(8)	(8)
Operating profit	242	27	28	154	451

2016
Adjusted operating profit	420	57	29	129	635
Cost of major restructuring	(172)	(62)	(95)	(9)	(338)
Intangible charges	(2,684)	(16)	(33)	(36)	(2,769)
Other net gains and losses	(12)	(12)	(1)	-	(25)
Impact of US tax reform	-	-	-	-	-
Operating (loss) / profit	(2,448)	(33)	(100)	84	(2,497)

Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the Group operating profit.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2017

3. Net finance costs

all figures in £ millions	2017	2016

Net interest payable	(79)	(59)
Net finance income in respect of retirement benefits	3	11
Finance costs associated with transactions	(6)	-
Net foreign exchange gains / (losses)	44	(20)
Derivatives in a hedge relationship	1	-
Derivatives not in a hedge relationship	7	8
Net finance costs	(30)	(60)

Analysed as:
Finance costs	(110)	(97)
Finance income	80	37
Net finance costs	(30)	(60)

Analysed as:
Net interest payable	(79)	(59)
Other net finance income / (costs)	49	(1)
Net finance costs	(30)	(60)

Net finance costs classified as other net finance costs / income are excluded in the calculation of our adjusted earnings.

Net finance income relating to retirement benefits is excluded as we believe the presentation does not reflect the economic substance of the underlying assets and liabilities. We exclude finance costs relating to acquisition transactions as these relate to future earn outs or acquisition expenses and are not part of the underlying financing.

Foreign exchange and other gains and losses are also excluded as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In 2017 and 2016 the foreign exchange gains and losses largely relate to foreign exchange differences on unhedged US dollar and Euro loans, cash and cash equivalents.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2017

4. Profit before tax

all figures in £ millions	note	2017	2016

Profit / (loss) before tax		421	(2,557)
Cost of major restructuring	2	79	338
Intangible charges	2	166	2,769
Other net gains and losses	2	(128)	25
Other net finance (income) / costs	3	(49)	1
Impact of US tax reform	2	8	-
Adjusted profit before tax		497	576

5. Income tax

all figures in £ millions	2017	2016

Income tax (charge) / benefit	(13)	222
Tax benefit on cost of major restructuring	(26)	(84)
Tax benefit on intangible charges	(85)	(255)
Tax charge / (benefit) on other net gains and losses	20	(14)
Tax charge on other net finance costs	9	-
Impact of US tax reform added back	1	-
Tax amortisation benefit on goodwill and intangibles	39	36
Adjusted income tax charge	(55)	(95)

Tax rate reflected in statutory earnings	3.1%	8.7%
Tax rate reflected in adjusted earnings	11.1%	16.5%

The adjusted income tax charge excludes the tax benefit or charge on items that are excluded from the profit or loss before tax (see note 4).

As a result of US tax reform, the reported tax charge on a statutory basis includes a benefit from revaluation of deferred tax balances to the reduced federal rate of £5m and a repatriation tax charge of £6m. In addition to the impact on the reported tax charge, the Group’s share of profit from associates was adversely impacted by £8m (see also notes 2 and 4). These adjustments have been excluded from the adjusted operating profit and tax charge as they are considered to be transition adjustments that are not expected to recur in the near future.

The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2017

6. Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity shareholders of the company (earnings) by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares. A dilution is not calculated for a loss.

all figures in £ millions	2017	2016

Earnings / (loss) for the year	408	(2,335)
Non-controlling interest	(2)	(2)
Earnings / (loss) attributable to equity shareholders of the company	406	(2,337)

Weighted average number of shares (millions)	813.4	814.8
Effect of dilutive share options (millions)	0.3	-
Weighted average number of shares (millions) for diluted earnings	813.7	814.8

Earnings / (loss) per share
Basic	49.9p	(286.8)p
Diluted	49.9p	(286.8)p

7. Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

Adjusted earnings is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables our investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments by separating out those items of income and expenditure relating to acquisition and disposal transactions, and major restructuring programmes.

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis when relevant. The company’s definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the adjusted measures to their corresponding statutory measures is shown in the tables below and in the relevant notes.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2017

7. Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	Other net finance costs	Impact of US tax reform	Tax amortisation benefit	Adjusted income statement

2017
Operating profit / (loss)	2	451	79	(128)	166	-	8	-	576
Net finance costs	3	(30)	-	-	-	(49)	-	-	(79)
Profit / (loss) before tax	4	421	79	(128)	166	(49)	8	-	497
Income tax	5	(13)	(26)	20	(85)	9	1	39	(55)
Profit / (loss) for the year		408	53	(108)	81	(40)	9	39	442
Non-controlling interest		(2)	-	-	-	-	-	-	(2)
Earnings / (loss)		406	53	(108)	81	(40)	9	39	440

Weighted average number of shares (millions)									813.4
Weighted average number of shares (millions) for diluted earnings									813.7

Adjusted earnings per share (basic)									54.1p
Adjusted earnings per share (diluted)									54.1p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2017

7. Adjusted earnings per share continued

all figures in £ millions	note	Statutory income statement	Cost of major restructuring	Other net gains and losses	Intangible charges	Other net finance costs	Impact of US tax reform	Tax amortisation benefit	Adjusted income statement

2016
Operating profit / (loss)	2	(2,497)	338	25	2,769	-	-	-	635
Net finance costs	3	(60)	-	-	-	1	-	-	(59)
Profit / (loss) before tax	4	(2,557)	338	25	2,769	1	-	-	576
Income tax	5	222	(84)	(14)	(255)	-	-	36	(95)
Profit / (loss) for the year		(2,335)	254	11	2,514	1	-	36	481
Non-controlling interest		(2)	-	-	-	-	-	-	(2)
Earnings / (loss)		(2,337)	254	11	2,514	1	-	36	479

Weighted average number of shares (millions)									814.8
Weighted average number of shares (millions) for diluted earnings									814.8

Adjusted earnings per share (basic)									58.8p
Adjusted earnings per share (diluted)									58.8p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2017

8. Dividends

all figures in £ millions	2017	2016

Amounts recognised as distributions to equity shareholders in the year	318	424

The directors are proposing a final dividend of 12.0p per equity share, payable on 11 May 2018 to shareholders on the register at the close of business on 6 April 2018. This final dividend, which will absorb an estimated £93m of shareholders’ funds, has not been included as a liability as at 31 December 2017.

9. Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2017	2016

Average rate for profits	1.30	1.33
Year end rate	1.35	1.23

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2017

10. Assets and liabilities classified as held for sale

Held for sale assets and liabilities relate to the Wall Street English language teaching business (WSE) and the K12 school courseware business in the US (K12). The held for sale balances are analysed as follows:

all figures in £ millions	WSE	K12	2017

Property, plant and equipment	16	-	16
Intangible assets	15	166	181
Deferred income tax assets	-	68	68
Trade and other receivables	4	23	27
Non-current assets	35	257	292

Intangible assets – pre-publication	8	239	247
Inventories	-	46	46
Trade and other receivables	12	36	48
Cash and cash equivalents (excluding overdrafts)	127	-	127
Current assets	147	321	468

Total assets	182	578	760

Deferred income tax liabilities	(2)	-	(2)
Other liabilities	(10)	(274)	(284)
Non-current liabilities	(12)	(274)	(286)

Trade and other liabilities	(152)	(150)	(302)
Current liabilities	(152)	(150)	(302)

Total liabilities	(164)	(424)	(588)

Net assets	18	154	172

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2017

11. Non-current intangible assets

all figures in £ millions	2017	2016

Goodwill	2,030	2,341
Other intangibles	934	1,101
Non-current intangible assets	2,964	3,442

At the end of 2016, following trading in the final quarter of the year, it became clear that underlying issues in the North American higher education courseware market were more severe than had been previously anticipated. These issues related to declining student enrolments, changes in buying patterns of students and correction of inventory levels by distributors and bookshops. As a result of revisions to strategic plans and estimates for future cash flows it was determined during the goodwill impairment review that the fair value less costs of disposal of the North America cash generating unit (CGU) no longer supported the carrying value of this goodwill and as a consequence impaired goodwill by £2,548m. There were no impairments to goodwill or intangibles in 2017.

12. Trade and other liabilities

all figures in £ millions	2017	2016

Trade payables	(265)	(333)
Accruals	(447)	(507)
Deferred income	(322)	(883)
Other liabilities	(441)	(328)
Trade and other liabilities	(1,475)	(2,051)

Analysed as:
Trade and other liabilities – current	(1,342)	(1,629)
Other liabilities – non-current	(133)	(422)
Total trade and other liabilities	(1,475)	(2,051)

The deferred income balance comprises advance payments in assessment, testing and training businesses; subscription income in school and college businesses; and obligations to deliver digital content in future periods.

Included in other current liabilities in 2017 is a liability of £151m in respect of the remaining commitment on the share buyback programme.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2017

13. Business combinations

There were no significant acquisitions completed in the year and there were no material adjustments to prior year acquisitions. The net cash outflow relating to acquisitions in the year is shown in the table below:

all figures in £ millions	2017

Cash – Current year acquisitions	-
Deferred payments for prior year acquisitions and other items	(11)
Net cash outflow on acquisitions	(11)

14. Disposals including business closures

In August 2017, Pearson completed the sale of its test preparation business in China (GEDU) resulting in a pre-tax profit on sale of £44m. In October 2017, the sale of a 22% share in Penguin Random House (PRH) resulted in a pre-tax profit of £96m. An analysis of these disposals together with other disposals in the period is shown below.

all figures in £ millions	GEDU	PRH	Other	2017

Property, plant and equipment	(7)	-	-	(7)
Intangible assets	(2)	-	(7)	(9)
Investments in joint ventures and associates	-	(352)	-	(352)
Net deferred income tax assets	(1)	(2)	-	(3)
Intangible assets – pre publication	-	-	(1)	(1)
Inventories	(1)	-	(1)	(2)
Trade and other receivables	(16)	-	-	(16)
Current income tax receivable	-	(5)	-	(5)
Cash and cash equivalents (excluding overdrafts)	(13)	-	-	(13)
Trade and other liabilities	33	-	1	34
Cumulative translation adjustment	3	48	-	51
Net assets disposed	(4)	(311)	(8)	(323)

Proceeds	54	413	1	468
Costs of disposal	(6)	(6)	(5)	(17)
Gain / (loss) on disposal	44	96	(12)	128

Cash flow from disposals
Proceeds – current year disposals				468
Cash and cash equivalents disposed				(13)
Costs and other disposal liabilities paid				(25)
Net cash inflow from disposals				430

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2017

15. Net debt and EBITDA

all figures in £ millions	note	2017	2016

Non-current assets
Derivative financial instruments		140	171
Current assets
Marketable securities		8	10
Cash and cash equivalents (excluding overdrafts)		518	1,459
Non-current liabilities
Borrowings		(1,066)	(2,424)
Derivative financial instruments		(140)	(264)
Current liabilities
Borrowings		(19)	(44)
Total		(559)	(1,092)
Cash and cash equivalents classified as held for sale		127	-
Net debt		(432)	(1,092)

EBITDA (excluding restructuring)
Adjusted operating profit	2	576	635
Depreciation		80	80
Software amortisation		82	70
EBITDA		738	785

Net debt / EBITDA ratio		0.6x	1.4x

In March 2017, the Group redeemed its $550m 6.25% Global dollar bonds due in 2018. In August 2017, the Group redeemed $385m of its $500m 3.75% US dollar notes due in 2022 and $406m of its $500m 3.25% US dollar notes due in 2023. In November 2017, the Group redeemed its $300m 4.625% US dollar notes due in 2018.

The net debt / EBITDA ratio is presented as it is a measure commonly used by investors to measure balance sheet strength.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2017

16. Classification of assets and liabilities measured at fair value
	---------Level 2---------			-----Level 3------
all figures in £ millions	Available for sale assets	Derivatives	Other assets	Available for sale assets	Other liabilities	Total fair value
2017

Investments in unlisted securities	-	-	-	77	-	77
Marketable securities	8	-	-	-	-	8
Derivative financial instruments	-	140	-	-	-	140
Total financial assets held at fair value	8	140	-	77	-	225

Derivative financial instruments	-	(140)	-	-	-	(140)
Total financial liabilities held at fair value	-	(140)	-	-	-	(140)

2016

Investments in unlisted securities	-	-	-	65	-	65
Marketable securities	10	-	-	-	-	10
Derivative financial instruments	-	171	-	-	-	171
Total financial assets held at fair value	10	171	-	65	-	246

Derivative financial instruments	-	(264)	-	-	-	(264)
Total financial liabilities held at fair value	-	(264)	-	-	-	(264)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2017

16. Classification of assets and liabilities measured at fair value continued

The fair values of level 2 assets and liabilities are determined by reference to market data and established estimation techniques such as discounted cash flow and option valuation models. Within level 3 assets and liabilities, the fair value of available for sale assets is determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets, while the fair value of other liabilities represents the present value of the estimated future liability. There have been no transfers in classification during the year.

The market value of the Group’s bonds is £1,066m (2016: £2,381m) compared to their carrying value of £1,062m (2016: £2,420m). For all other financial assets and liabilities, fair value is not materially different to carrying value.

Movements in fair values of level 3 assets and liabilities are shown in the table below:

all figures in £ millions	2017	2016

Investments in unlisted securities
At beginning of year	65	143
Exchange differences	(4)	8
Additions	3	6
Fair value movements	13	-
Disposals	-	(92)
At end of year	77	65

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2017

17. Cash flows

all figures in £ millions	2017	2016

Reconciliation of profit / (loss) for the year to net cash generated from operations

Profit / (loss) for the year	408	(2,335)
Income tax	13	(222)
Depreciation, amortisation and impairment charges	313	2,912
Net (profit) / loss on disposal of businesses	(128)	25
Net loss on disposal of fixed assets	12	15
Net finance costs	30	60
Share of results of joint ventures and associates	(78)	(97)
Net foreign exchange adjustment	(26)	43
Share-based payment costs	33	22
Pre-publication	(35)	(19)
Inventories	24	17
Trade and other receivables	133	156
Trade and other liabilities	6	61
Retirement benefit obligations	(232)	(106)
Provisions for other liabilities and charges	(11)	(10)
Net cash generated from operations	462	522

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2017

17. Cash flows continued

all figures in £ millions	note	2017	2016

Reconciliation of net cash generated from operations to closing net debt

Net cash generated from operations		462	522
Dividends from joint ventures and associates		458	131
Less: re-capitalisation dividends from PRH		(312)	-
Net purchase of PPE including finance lease principal payments		(87)	(90)
Net purchase of intangible assets		(150)	(157)
Add back: cost of major restructuring paid		71	167
Add back: special pension contribution		227	90
Operating cash flow		669	663
Operating tax paid		(75)	(63)
Net operating finance costs paid		(69)	(51)
Operating free cash flow		525	549
Costs of major restructuring paid		(71)	(167)
Special pension contribution		(227)	(90)
Non-operating tax received		-	18
Free cash flow		227	310
Dividends paid (including to non-controlling interests)		(318)	(424)
Net movement of funds from operations		(91)	(114)
Acquisitions and disposals		416	19
Re-capitalisation dividends from PRH		312	-
Purchase of treasury shares		-	(27)
Loans (advanced) / repaid		(13)	14
New equity		5	7
Buyback of equity		(149)	-
Other movements on financial instruments		14	4
Net movement of funds		494	(97)
Exchange movements on net debt		166	(341)
Movement in net debt		660	(438)
Opening net debt		(1,092)	(654)
Closing net debt	15	(432)	(1,092)

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of Pearson’s corporate and operating measures. These measures are presented in order to align the cash flows with corresponding adjusted profit measures.

Dividends received from associates include dividends from PRH in 2017 of £312m relating to the re-capitalisation of PRH. The re-capitalisation was part of the transaction that included the sale of 22% of our equity interest in the venture (see note 14).

Special pension contributions of £227m in 2017 were made as part of the agreements relating to the PRH merger in 2013 (£202m) and the sale of the FT Group in 2015 (£25m). In 2016 special pension contributions of £90m relate to the sale of the FT Group.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2017

18. Return on invested capital (ROIC)

all figures in £ millions	2017	2016	2017	2016

	Gross	Gross	Net	Net

Adjusted operating profit	576	635	576	635
Less: operating tax paid	(75)	(63)	(75)	(63)
Return	501	572	501	572

Average: goodwill	7,236	6,987	3,794	3,429
Average: other non-current intangibles	2,606	2,481	2,606	2,481
Average: intangible assets – pre-publication	995	926	995	926
Average: tangible fixed assets and working capital	731	1,070	731	1,070
Average: total invested capital	11,568	11,464	8,126	7,906

ROIC	4.3%	5.0%	6.2%	7.2%

ROIC is a non-GAAP measure and has been disclosed as it is part of Pearson’s key performance indicators. ROIC is used to track investment returns and to help inform capital allocation decisions within the business. Average values for total invested capital are calculated as the average monthly balance for the year.

For the first time in 2017 we have presented ROIC on a net basis after removing impaired goodwill from the invested capital balance. The net approach assumes that goodwill which has been impaired is treated in a similar fashion to goodwill disposed as it is no longer being used to generate returns.

19. Contingencies

There are contingent Group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition there are contingent liabilities of the Group in respect of legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the Group.

On 24 November 2017 the European Commission published an opening decision that the United Kingdom controlled foreign company group financing partial exemption (“FCPE”) constitutes State Aid.  No final decision has yet been published, and may anyway be challenged by the UK tax authorities. The Group has benefited from the FCPE in 2017 and prior periods by approximately £90m. At present the Group believes no provision is required in respect of this issue.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2017

20. Related parties

At 31 December 2017 the Group had loans to Penguin Random House (PRH) of £46m (2016: £33m) which were unsecured with interest calculated based on market rates. The loans are provided under a working capital facility and fluctuate during the year.

At 31 December 2017, the Group also had a current asset receivable from PRH of £19m (2016: £21m) and a current liability payable of £3m (2016: £nil) arising from the provision of services. Service fee income from PRH was £3m in 2017 (2016: £4m).

During the year the Group received dividends of £458m (2016: £131m) from PRH including £312m in relation to the re-capitalisation of the venture following Pearson’s disposal of part of its share. At 31 December 2017 the Group had a dividend receivable from PRH of £49m (2016: £nil) which was also due in respect of re-capitalisation.

Apart from transactions with the Group’s associates and joint ventures noted above, there were no other material related party transactions and no guarantees have been provided to related parties in the year.

21. Events after the balance sheet date

During January 2018, Pearson successfully executed market tenders to repurchase €250m of its €500m Euro 1.875% Notes due May 2021 and €200m of its €500m Euro 1.375% Notes due May 2025.

On 16 February 2018, Pearson completed its £300m share buyback programme. In aggregate between 18 October 2017 and 16 February 2018, Pearson repurchased 42,835,577 shares, including 21,839,676 repurchased since 31 December 2017 at a cost of £151m.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 23 February 2018
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary